UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Walker Innovation Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

931661102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	931661102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Genesis Opportunity Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,535,529

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,535,529

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,535,529

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	931661102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Genesis Capital Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,708,829

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,708,829

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,708,829

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO

Item 1.	(a).	Name of Issuer: Walker Innovation Inc. (the “Issuer”)*

	(b).	Address of issuer’s principal executive offices:

Two High Ridge Park
Stamford, Connecticut 06905

Item 2.	(a).	Name of person filing:

The names of the persons filing this Schedule 13G are Genesis Opportunity Fund, L.P., a Delaware limited partnership (“Genesis Opportunity Fund”) and Genesis Capital Advisors LLC, a Delaware limited liability company (“Genesis Capital Advisors”). Genesis Opportunity Fund and Genesis Capital Advisors are collectively referred to in this Schedule 13G as the “Reporting Persons”.

Genesis Capital Advisors is the investment manager of Genesis Opportunity Fund. By virtue of this relationship, Genesis Capital Advisors may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned directly by Genesis Opportunity Fund. This report shall not be deemed an admission that Genesis Capital Advisors is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person’s pecuniary interest therein.

	(b).	Address or principal business office or, if none, residence:

The address of the principal business office of each of the Reporting Persons is: 1212 Avenue of the Americas, 19th Floor
New York, New York 10036

	(c).	Citizenship:

Each of the Reporting Persons is organized under the laws of the State of Delaware.

	(d).	Title of class of securities:

Common Stock, par value $0.001 per share

	(e).	CUSIP No.:

931661102

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:†

Genesis Opportunity Fund, L.P. – 1,535,529
Genesis Capital Advisors LLC – 1,708,829

(b)	Percent of class:‡

Genesis Opportunity Fund, L.P. – 7.4%
Genesis Capital Advisors LLC – 8.2%

* The Issuer’s corporate name was previously Patent Properties, Inc. Effective July 31, 2015, Patent Properties, Inc. changed its corporate name to Walker Innovation Inc. As a result, the issuer name listed on this Schedule 13G Amendment 1 differs from the issuer name on the initial Schedule 13G that was filed by the Reporting Persons on February 11, 2015.

‡ The beneficial ownership percentages reported herein are based on the 20,741,572 shares of the Issuer’s common stock outstanding as of November 9, 2015, as reported by the Issuer in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2015 filed by the Issuer with the Securities Exchange Commission on November 10, 2014.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Genesis Opportunity Fund, L.P. – 0
Genesis Capital Advisors LLC – 0

(ii)	Shared power to vote or to direct the vote

Genesis Opportunity Fund, L.P. – 1,535,529
Genesis Capital Advisors LLC – 1,708,829

(iii)	Sole power to dispose or to direct the disposition of

Genesis Opportunity Fund, L.P. – 0
Genesis Capital Advisors LLC – 0

(iv)	Shared power to dispose or to direct the disposition of

Genesis Opportunity Fund, L.P. – 1,535,529
Genesis Capital Advisors LLC – 1,708,829

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016	Genesis Opportunity Fund, L.P.

	By:	Genesis Capital Advisors LLC
	Its:	Investment Manager

	By:	/s/ Ethan Benovitz
	Name:	Ethan Benovitz
	Title:	Managing Member

Genesis Capital Advisors LLC

	By:	/s/ Ethan Benovitz
	Name:	Ethan Benovitz
	Title:	Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).